August 10, 2021

VIA EDGAR U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	Form AW - Request for Withdrawal

Steward Funds, Inc.

Post-Effective Amendment No. 119 under the Securities Act of 1933 and Amendment No. 119 under the Investment Company Act of 1940

File Nos. 002-28174 and 811-01597

To the Commission:

Steward Funds, Inc. (the “Registrant” and its series, the “Funds”) hereby requests the withdrawal of the Registrant’s Post-Effective Amendment No. 119 to its Registration Statement on Form N-1A (Amendment No. 119 under the Investment Company Act of 1940), including exhibits (the “Amendment”), pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”).

The Amendment was originally filed with the Securities and Exchange Commission on July 1, 2021 pursuant to the conditions and requirements of Rule 485(a)(2) under the 1933 Act for the purpose of registering shares of a newly established series of the Registrant, Steward Values-Focused Enhanced Index Fund. Crossmark Global Investments, Inc., the Funds’ investment adviser, is reconsidering the name and investment strategy of the newly established series. No securities have been sold pursuant to the Amendment.

Please contact John Marten, counsel to the Registrant, at (312) 609-7753 if you have any questions or comments regarding this request for withdrawal.

Very truly yours, /s/Michael L. Kern, III Michael L. Kern, III President